                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2008

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: NEW ORGANIZATIONAL STRUCTURE

Domestic Market Operations and International Business management reorganized; Disposals department set up

Rome, December 23, 2008

Telecom Italia is reorganizing its structure as part of the drive for greater efficiency announced at the presentation of the Group's 2009/2011 Strategic Plan.

This reorganization covers domestic business, disposals, and international operations.

Domestic Market Operations management, headed by Oscar Cicchetti, is taking on a new customer-centric focus that revolves around customer satisfaction at all stages of corporate processes. Under this new approach, all customer sectors will see the rollout of convergent products and services to focus on the market share, raise quality of service, and enhance customer loyalty to the Telecom Italian brand.

The department is subdivided into three macro-areas:

•

The Consumer Market unit, managed by Carlos Lambarri, focuses on increasing the penetration of traditional and innovative landline and mobile network services for families and mass market customers.

•

The Business Market unit, managed by Pietro Labriola, focuses on promoting traditional, innovative, landline and mobile ICT technology use by SMEs and SoHo customers.

•

The Top Clients & Networked IT Services unit, managed by Gianfilippo D’Agostino, is responsible for growing the value of Top, Large Account and Enterprise clients, and works to transform business processes with major industrial and services enterprises, banks and government departments.

Domestic Market Operations incorporates the Business Innovation unit, managed by Luca Tomassini, which will pilot service innovation, monitor industry evolution, and select paths to innovation for offerings that meet corporate customer satisfaction objectives; Quality of Service, managed by Paolo D’Andrea, coordinates processes, activities and programmes for improving perceived and measured quality throughout all product/market relations.

Domestic Market Operations management is also responsible for Olivetti, Telecontact, Matrix, Pathnet, and Telsy.

A new Disposals department is being set up to advance the disinvestments announced in the 2009/2011 Strategic Plan (that is, the valorization of non core assets in order to focus on the domestic market and on Brazil), managed by Giovanni Stella. Mr. Stella maintains his post as Vice Executive Chairman at TI Media. Mauro Nanni is to be proposed as CEO of TI Media.

Concurrently, International Business is being taken over ad interim by CEO Franco Bernabè. A new department, International Operations, is to be set up and managed by Stefano Mazzitelli, who will work in concert with Disposals.

A Disposals Plan Steering Committee has been established tasked with defining strategies and deadlines for disposals in order to maximize value for the shareholders. Chaired by the CEO, on the Steering Committee sit the Head of Administration, Finance & Control; the Head of Domestic Market Operations; the Head of International Operations; and the Head of International Legal Affairs.

At TIM Brasil, it will be proposed that Luca Luciani be coopted on to the Board of Directors and nominated as CEO, while Mario Cesar de Araujo will be proposed as Chairman of TIM Participacoes. Carlos Lambarri remains as interim CEO of Hansenet.

Telecom Italia Media Relations +39 06 3688 2610 http://www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 23th, 2008

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager